Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 5

DATED FEBRUARY 8, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 5 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 1 dated December 19, 2006, Supplement No. 2 dated December 29, 2006 and Supplement No. 3 dated January 12, 2007 and Supplement No. 4 dated January 26, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 5 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus.  Note that any discussion regarding the probable acquisition of a property or portfolio of properties under the heading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are identified in this supplement under the heading “Acquired Properties.”

Description of Real Estate Assets

Acquired Properties

Our joint venture, MB REIT purchased the following properties on the respective dates indicated below.

Bradley Portfolio:  Colorado, Illinois, Indiana, Texas and Wisconsin

On the respective dates listed in the table below, MB REIT purchased, through wholly-owned subsidiaries formed for this purpose, fee simple interests in five industrial properties and one office property from affiliates of Bradley Associates Limited Partnership, an unaffiliated third party.  With these purchases, MB REIT has now purchased twenty-eight properties out of the thirty-two properties contained in the Bradley Portfolio.  MB REIT anticipates also acquiring the four remaining properties in the portfolio.  The following table sets forth certain information with respect to the location and the approximate gross leasable area (GLA) of these six properties:

Date			Approximate GLA	Approximate Purchase
Closed	Type	Address	(Sq. Ft.)	Price
01/23/07	I	321 Foster Avenue, Wood Dale, Illinois	137,607	9,300,000
01/23/07	I	50 Indianhead Drive, Mosinee, Wisconsin	193,200	9,400,000
01/23/07	I	7300 Airport Road, Houston, Texas	223,599	13,600,000
01/23/07	O	8822 S. Ridgeline Boulevard, Highlands Ranch, Colorado	85,680	14,600,000
01/24/07	I	135 S. Mount Zion Road, Building 577, Lebanon, Indiana	1,091,435	47,200,000
01/30/07	I	700 N. U.S. Highway 45, Libertyville, Illinois	197,100	26,500,000

I = Industrial

O = Office

MB REIT purchased these six properties for a total purchase price of approximately $120.6 million.  MB REIT may borrow monies using one or more of these properties as collateral.

In connection with the acquisition of 8822 S. Ridgeline Boulevard in Highlands Ranch, Colorado property, the purchasing subsidiary of MB REIT, MB Highlands Ranch Ridgeline, L.L.C. (referred to herein as "MBHRR"), assumed a mortgage loan totaling approximately $10.5 million from Principal Commercial Funding, LLC (referred to herein as “PCF”) and paid the remaining amount of the purchase price, approximately $4.1 million, in cash.  MBHRR’s obligations under the loan are secured by a first priority mortgage on the property.  MBHRR also granted a security interest to PCF in, among other things, interests in certain tangible and intangible personal property of MBHRR used at the property.

MBHRR is required under the loan documents to make interest-only payments on a monthly basis at the rate of 5.48% per annum through October 1, 2010.  If the loan is not paid in full by October 1, 2010, then, among other things, the interest rate will be increased by 2.5% or converted to the 10-year on the run U.S. Treasury Issue plus 250 basis points, whichever is greater, and PCF will have the right to receive and apply all rents pursuant to the terms of the promissory note until the loan is paid in full.  The unpaid principal balance, all accrued unpaid interest thereon and other indebtedness, if not sooner paid, are due at maturity on October 1, 2025.  MBHRR may, in certain circumstances, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other indebtedness and a prepayment premium beginning the earlier of: two years after PCF securitizes the loan or October 31, 2009.  PCF is not required to securitize the loan.

The loan documents contain various customary events of default, including, among others, the nonpayment of principal, interest, fees or other amounts; making a materially false or misleading material representation or warranty; the violation of covenants prohibiting certain transfers and creating certain encumbrances; and certain bankruptcy events.  If an event of default occurs under the loan, PCF may declare the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premium and late charges and other amounts, immediately due and payable.

MB REIT has agreed to guaranty the recourse obligations of MBHRR under the loan documents, including the environmental indemnity given by MBHRR.

MB REIT does not intend to make significant repairs or improvements to these properties over the next few years. However, if any repairs or improvements are required, the tenants may be obligated to pay a portion of any monies spent pursuant to the provisions of their respective leases.

These properties compete with similar properties within their respective market areas.  These properties compete with at least the number of similar properties reflected in the following table:

Property	Market/Submarket	Min. No. of Competitive Properties in Submarket
321 Foster Avenue, Wood Dale, Illinois	Chicago, Illinois/O'Hare Airport area	6
50 Indianhead Drive, Mosinee, Wisconsin	Portage County	4
7300 Airport Road, Houston, Texas	Houston, Texas	5
8822 S. Ridgeline Boulevard, Highlands Ranch, Colorado	Metro Denver, Colorado/Southwest	6
135 S. Mount Zion Road, Building 577, Lebanon, Indiana	Boone County	Not Available
700 N. U.S. Highway 45, Libertyville, Illinois	Chicago, Illinois/Lake County	5

MB REIT is of the opinion that these properties are adequately covered by insurance.

The following table reflects the respective years during which these properties were built:

Property	Year of Construction
321 Foster Avenue, Wood Dale, Illinois	1987
50 Indianhead Drive, Mosinee, Wisconsin	1992

7300 Airport Road, Houston, Texas	1999
8822 S. Ridgeline Boulevard, Highlands Ranch, Colorado	1986
135 S. Mount Zion Road, Building 577, Lebanon, Indiana	1998 and expanded in 2001
700 N. U.S. Highway 45, Libertyville, Illinois	1965 and 1995

As of February 1, 2007, each of these properties was 100% occupied.  The tenant at the Wood Dale property has informed us that they are vacating.  This tenant has asked us to permit a third party to be on the premises to remove certain equipment and trade fixtures in connection with the tenant's vacating of the property.  The leases for these properties require the tenants to pay base annual rent on a monthly basis as follows:

		Approximate GLA (Sq. Ft.)	Renewal	Base Rent per Square Foot per		Lease	Term
Address	Tenant	Square Feet	Options	Annum ($)		Beginning	To

321 Foster Avenue Wood Dale, Illinois	Trimas Fasteners Inc.	137,607	2/10 yrs.	5.17	(1)	01/02	01/22

50 Indianhead Drive, Mosinee, Wisconsin	Cequent Trailer Products Inc.	193,200	2/10 yrs.	3.42	(1)	02/02	01/22

7300 Airport Road, Houston, Texas	Lamons Metal Gasket Company	223,599	2/10 yrs.	4.34	(1)	01/02	01/22

8822 S. Ridgeline Boulevard Highlands Ranch, Colorado	Software AG, Inc.	85,680	3/5 yrs.	12.91	(1)	12/95	06/16

135 S. Mount Zion Road, Building 577 Lebanon, Indiana	Pearson Education, Inc.	1,091,435	1/5 yrs.	3.20 3.36 3.55 3.72		11/06 01/08 11/11 01/13	12/07 10/11 12/12 10/16

700 N. U.S. Highway 45, Libertyville, Illinois	USG Corporation	197,100	3/5 yrs.	10.64		09/98	08/13

(1)

Future base rent per square foot is increased annually based upon the corresponding increase in the Consumer Price Index.

The tenants at each respective property are responsible for paying the real estate taxes directly to the taxing authorities in accordance with the terms of their leases.  Real estate taxes payable in 2006 and 2007 for the tax years ended 2005 and 2006 (the most recent tax years for which information is generally available) were calculated by multiplying the properties’ assessed values by the respective tax rates listed in the table below.

For federal income tax purposes, the total depreciable basis in these properties is approximately $90.5 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.  The following table indicates the real estate taxes, real estate tax rates and estimated income tax basis for these properties.

Approximate Real Estate	Real Estate	Approximate Income Tax Depreciable Basis

Address	Tax Year	Year Paid	Tax Amount ($)	Tax Rate (%)	($ in millions)

321 Foster Avenue	2005	2006	133,328	5.27	7.0
Wood Dale, Illinois

50 Indianhead Drive	2005	2006	139,197	2.24	7.0
Mosinee, Wisconsin

7300 Airport Road	2005	2006	228,171	2.72	10.2
Houston, Texas

8822 S. Ridgeline Boulevard	2005	2006	233,059	2.78	11.0
Highlands Ranch, Colorado

135 S. Mount Zion Road, Building 577	2005	2006	439,661	2.10	35.4
Lebanon, Indiana

700 N. U.S. Highway 45	2005	2006	189,511	5.72	19.9
Libertyville, Illinois

The tables below set forth certain information, to the extent historical information is available, with respect to the occupancy rate at the property expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot for each year in the five-year period ended December 31, 2006.

	Occupancy Rates as of December 31,
Address	2002	2003	2004	2005	2006

321 Foster Avenue	100%	100%	100%	100%	100%
Wood Dale, Illinois

50 Indianhead Drive	100%	100%	100%	100%	100%
Mosinee, Wisconsin

7300 Airport Road	100%	100%	100%	100%	100%
Houston, Texas

8822 S. Ridgeline Boulevard,	100%	100%	100%	100%	100%
Highlands Ranch, Colorado

135 S. Mount Zion Road, Building 577,	100%	100%	100%	100%	100%
Lebanon, Indiana

700 N. U.S. Highway 45	100%	100%	100%	100%	100%
Libertyville, Illinois

	Effective Annual Rent per Square Foot ($) as of December 31,
Address	2002	2003	2004	2005	2006

321 Foster Avenue	4.63	4.76	4.82	4.97	5.17
Wood Dale, Illinois

50 Indianhead Drive	3.06	3.15	3.19	3.29	3.42
Mosinee, Wisconsin

7300 Airport Road	3.90	4.01	4.06	4.18	4.34
Houston, Texas

8822 S. Ridgeline Boulevard,	12.26	12.26	12.58	12.76	12.76
Highlands Ranch, Colorado

135 S. Mount Zion Road, Building 577,	2.89	3.04	3.04	3.04	3.20
Lebanon, Indiana

700 N. U.S. Highway 45	10.64	10.64	10.64	10.64	10.64
Libertyville, Illinois

Financing Transactions

Bradley Portfolio:  Arkansas, Illinois, Indiana, Ohio, Texas and Wisconsin.  On January 26, 2007, two wholly owned subsidiaries of MB REIT, MB BP Portfolio, L.L.C. and MB Texas BP Portfolio, Limited Partnership (collectively referred to herein as the “BP Pool B Borrowers”) entered into an agreement to borrow a total of approximately $80.0 million from the Bank of America (referred to herein as “Bank of America”).  The BP Pool B Borrowers’ obligations under the loan documents are secured by first priority mortgages on seven properties from the Bradley Portfolio located in Ottawa, Illinois; Richfield, Ohio; Lebanon, Indiana; Wood Dale, Illinois; Houston, Texas; Mosinee, Wisconsin; and North Little Rock, Arkansas, respectively, acquired between January 10, 2007, and January 23, 2007 (referred to herein as “Pool B”).  On December 28, 2006, four wholly owned subsidiaries of MB REIT, MB BP Portfolio, L.L.C., MB Texas BP Portfolio, Limited Partnership, MB Maryland BP Portfolio, L.L.C. and MB Pennsylvania BP Portfolio, DST (collectively referred to herein as "BP Pool A Borrowers") borrowed approximately $104.8 million from Bank of America secured by first priority mortgages on the nineteen properties from the Bradley Portfolio acquired as of that date (referred to herein as "Pool A").  The obligations secured by the Pool A and Pool B properties are cross-collateralized, which means that upon an event of default by either the BP Pool A Borrowers or BP Pool B Borrowers, Bank of America, at its option, may foreclose on any one or more of the twenty-six Bradley Portfolio properties in Pool A and Pool B.  Bank of America also has been granted a security interest in, among other things, interests of these borrowers in certain tangible and intangible personal property used at the Pool A and Pool B properties.

The BP Pool B Borrowers’ loan bears interest at an annual interest rate of approximately 5.9%.  The BP Pool B Borrowers are required to make monthly interest-only payments of approximately $393,828 beginning on March 1, 2007.  The unpaid principal balance and all accrued unpaid interest thereon (if not sooner paid) and other indebtedness are due at maturity on January 1, 2017.  BP Pool B Borrowers may, in certain circumstances, after January 25, 2009, (i) prepay the unpaid principal balance of the Pool B loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium or (ii) prepay a portion of the loan allocated to an individual property by paying, among other things, 110% of the amount of the Pool B loan allocated to the property to be released and a prepayment premium.  The properties securing the Pool B loan also may be released if certain conditions of defeasance outlined in the Pool B loan agreement are met.

The Pool B loan documents contain various customary events of default, including, among others, the nonpayment of principal, interest, fees or other amounts; making a materially false or misleading material representation or warranty; the violation of covenants prohibiting certain transfers and creating certain encumbrances; and certain bankruptcy events.  If an event of default occurs under either loan, Bank of America may, subject to the customary cure rights granted to the BP Pool B Borrowers, declare the entire outstanding balance of the Pool B loan in default, including all accrued and unpaid interest, any prepayment premium and late charges and other amounts, to be immediately due and payable.

Bank of America has recourse against MB REIT, as borrower principal under the Pool B loan agreement, jointly and severally with the BP Pool B Borrowers (i) for losses caused by certain bad acts of the BP Pool B Borrowers, including for example, fraud and the misapplication or misappropriation of certain funds, and (ii) for the obligations of BP Pool B Borrowers in the event of the breach of certain covenants in the Pool B loan agreement or upon the occurrence of certain insolvency events with respect to the BP Borrowers.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of February 6, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	190,857,596	1,908,575,960	200,400,476	1,708,175,484

Shares sold pursuant to our distribution reinvestment program:	2,688,845	25,544,023	-	25,544,023

Shares repurchased pursuant to our share repurchase program	(186,216)	(1,722,497)	-	(1,722,497)

	193,380,225	1,932,597,486	200,400,476	1,732,197,010

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.